UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

July 30, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of July 30, 2026.

The information contained in this Form 6-K is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440, 333-237186, 333-285085 and 333-289164 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-288448, 333-288448-01, 333-288448-02, 333-288448-03, 333-288448-04 and 333-288448-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V., Reynolds American Inc. and B.A.T. International Finance p.l.c., and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	British American Tobacco p.l.c. Half-Year Report to 30 June 2026.
Exhibit 101	XBRL Instance Document and Related Item - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:    /s/ Caroline Ferland
Name:     Caroline Ferland
Title:    Company Secretary

Date: July 30, 2026